SD 2/25/03

X3/3

03001562

SECURITIES AND EXCHANGE COMMISSION

SEC MAIL PROCESSING RECEIVED FEB 24 2003 WASH. D.C. 187 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39203

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-02 (MM/DD/YY) AND ENDING 12-31-02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ADMINISTRATIVE SYSTEMS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1310 MERCER STREET SUITE 200
(No. and Street)

SEATTLE, WA 98109-5588
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARTI KATSEL (206) 343-5633 ext. 161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ABRAMSON PENDERGAST & COMPANY
(Name – *if individual, state last, first, middle name*)

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WA 98004
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARTI KATSEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ADMINISTRATIVE SYSTEMS, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELIZABETH G. CARROLL
COMMISSION EXPIRES
NOTARY
PUBLIC
10-21-06
STATE OF WASHINGTON

[signature]
Signature

CONTROLLER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

ADMINISTRATIVE SYSTEMS, INC.

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

CONTENTS

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

We have audited the accompanying statements of financial condition of Administrative Systems, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Administrative Systems, Inc. as of December 31, 2002 and 2001, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Abramson Pendergast & Company

January 30, 2003

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.execusite.com/apccpa
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

FINANCIAL STATEMENTS

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Current assets:		
Cash	$ 253,715	$ 520,818
Cash accounts for the exclusive benefit of customers	667,695	666,177
Marketable securities, at market value	-	62,821
Accounts receivable	340,232	260,249
Prepaid expenses	36,520	28,170
Total current assets	1,298,162	1,538,235
Computer software	33,928	33,928
Less accumulated amortization	(33,928)	(33,817)
	-	111
	$ 1,298,162	$ 1,538,346

LIABILITIES AND STOCKHOLDER'S EQUITY

	2002	2001
Current liabilities:		
Accounts payable	$ 50,407	$ 38,022
Payable to mutual fund and insurance companies	667,695	666,177
Accrued vacations	23,325	14,714
Total current liabilities	741,427	718,913
Stockholder's equity:		
Common stock, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	52,280	52,280
Retained earnings	504,455	767,153
	556,735	819,433
	$ 1,298,162	$ 1,538,346

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Revenues:		
Service fees	$ 2,912,703	$ 2,045,227
Commissions	121,323	132,790
	3,034,026	2,178,017
Expenses:		
Salaries	1,272,843	946,404
Commissions	82,759	84,727
Selling, general and administrative	1,185,182	696,417
	2,540,784	1,727,548
Operating income	493,242	450,469
Other income (expense):		
Interest income	4,564	4,878
Net trading losses from marketable securities	(17,341)	(4,595)
Other income	3,595	803
	(9,182)	1,086
Net income	$ 484,060	$ 451,555

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2002 AND 2001

	Common stock	Retained earnings
January 1, 2001	$ 52,280	$ 315,598
Net loss	-	451,555
December 31, 2001	52,280	767,153
Net income	-	484,060
Distributions	-	(746,758)
December 31, 2002	$ 52,280	$ 504,455

See notes to financial statements.

ADMINISTRATIVE SYSTEMS, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 484,060	$ 451,555
Adjustment to reconcile net income to net cash provided by operating activities:		
Amortization	111	720
Cash provided (used) by changes in operating assets and liabilities:		
Marketable securities	20,187	4,595
Accounts receivable	(79,983)	(77,984)
Due from partnership	-	6,040
Prepaid expenses	(8,350)	(4,242)
Accounts payable	12,385	14,678
Accrued vacations	8,611	(12,691)
Net cash provided by operating activities	437,021	382,671
Cash flows used by financing activities:		
Payment of distributions	(704,124)	-
Net increase (decrease) in cash	(267,103)	382,671
Cash, January 1	520,818	138,147
Cash, December 31	$ 253,715	$ 520,818

Supplemental schedule of non-cash information:

The Company distributed $42,634 in marketable securities to the stockholder during the year ended December 31, 2002.

See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

1. Nature of business:

Administrative Systems, Inc. (the Company), a subsidiary of Cashman Enterprises, Inc., is located in Seattle, Washington. The Company is a third-party administrator for insurance companies throughout the United States and for Pennsylvania Mutual Funds. The Securities Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) consider the Company a broker/dealer due to the Company's relationship with Pennsylvania Mutual Funds.

2. Summary of significant accounting policies:

Cash and equivalents:
The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Accounts receivable:
The Company records trade accounts receivable from customers based on monthly billings for services performed. The past due status of individual accounts is determined by the related customer contracts. Accounts are written off as uncollectible when management determines that collection of the balance is remote.

Revenue recognition:
Service fee revenue is recognized as it is earned. Other revenue, such as commissions, are recognized when received. Use of this method does not result in a material difference from the accrual method required by generally accepted accounting principles.

Marketable securities:
Marketable securities are considered trading securities and are recorded at fair market value. Both realized and unrealized gains and losses, determined using specific identification, are included in earnings. The portion of the trading losses for the years ended December 31, 2002 and 2001, related to securities held at the respective year ends, was $0 and $4,595.

2. Summary of significant accounting policies (continued):

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and equipment:

Except for computer software, all fixed assets are owned by The Balanced Program, Inc. (BPI) a company related to the Company through common ownership. Computer software is recorded at cost, with amortization recorded on a straight-line basis over the software's estimated useful life.

Federal income taxes:

The Company, with the consent of its stockholder, has elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholder of an S corporation is taxed on the Company's taxable income. Accordingly, no provision or liability for federal income taxes is included in the financial statements.

Reclassification:

Certain items in the 2001 financial statements have been reclassified to conform to the current year presentation.

3. Retirement plan:

The Company sponsors a defined contribution 401(k) profit-sharing plan for all employees meeting age and length of service requirements. Eligible employees may elect to defer a maximum of 15% of their compensation, up to statutory limits. The Company may make matching contributions of up to 25% of the first 6% of compensation that a participant contributes to the plan. The Company made matching contributions of $4,809 and $9,391 for the years ended December 31, 2002 and 2001, respectively. Additional amounts may be contributed at the option of the Board of Directors. No additional amounts were contributed during the years ended December 31, 2002 and 2001.

4. Related party transactions:

The Company and BPI have entered into a common paymaster agreement. Under this agreement, payrolls and related benefits for both companies are paid by BPI. The Company reimburses BPI for its portion of the payroll and related benefits. Accounts payable at December 31, 2001, included $6,051 due to BPI for payroll and related benefits.

The Company was a limited partner in a partnership (VBCA) that began operations in 1999. A member of the Company's Board of Directors was a member of VBCA's Board of Managers. The Company's ownership interest was 25% as of December 31, 2000. During the year ended December 31, 2000, the Company's ownership share was redeemed.

At December 31, 2000, the Company was owed $65,100 by VBCA as a result of expenses paid on behalf of VBCA and other payments made. An allowance against this receivable of $59,060 was recorded at December 31, 2000. During the year ended December 31, 2001, the Company received $36,400 from VBCA and recorded a bad debt recovery of $30,360.

5. Commitments:

The Company leases its facilities from 1310 Mercer Building, LLC, a company related to the Company through common ownership. The lease expires June 30, 2006. The Company incurred rent expense under this lease of $120,000 and $92,886 for the years ended December 31, 2002 and 2001, respectively.

Future minimum lease payments for the remaining term of the lease are as follows:

December 31,	
2003	$ 120,000
2004	120,000
2005	120,000
2006	60,000
	$ 420,000

6. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2002, the Company had net capital of $179,983 which was $154,983 in excess of the required capital of $25,000, and a net capital ratio of 4.12 to 1.

7. Subsequent event:

On January 1, 2003, the Company was merged into ASI Merger Corporation (ASI Subcorp), a Washington corporation, with ASI Subcorp as the surviving corporation. ASI Subcorp was simultaneously acquired by National Financial Partners Corporation (NFP), a Delaware corporation. All shares of the common stock of the Company were cancelled and retired as of the date of the merger.

8. Concentrations of credit risk:

A significant portion of the Company's revenue is dependent upon a few customers, the loss of which could have a material adverse effect on the Company. During the year ended December 31, 2002, Baltimore Life Insurance accounted for approximately 71% of the Company's service fee revenue. Management believes the relationship with Baltimore Life Insurance is stable and will continue.

The Company's financial instruments that are exposed to concentrations of credit risk consist of cash and accounts receivable. The Company places its cash with high quality credit institutions. At times, such balances may be in excess of the Federal Deposit Insurance Corporation limit. The Company believes it is not exposed to any significant credit risk on its cash accounts.

SUPPLEMENTARY INFORMATION

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2002

COMPUTATION OF AUDITED NET CAPITAL UNDER RULE 15c3-1

Total ownership equity from statement of financial condition	$ 556,735
Non-allowable assets:	
Receivable from noncustomers	(340,232)
Other assets	(36,520)
Net capital	$ 179,983

RECONCILIATION OF UNAUDITED FOCUS REPORT NET CAPITAL TO AUDITED NET CAPITAL

Net capital, as reported in the Company's part II (unaudited) focus report	$ 179,821
Adjustments to non-allowable assets	3,560
Other audit adjustments	(3,398)
Net capital per above	$ 179,983

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 741,427
Computation of basic net capital requirements:	
Minimum net capital	$ 25,000
Net capital	$ 179,983
Ratio of aggregate indebtedness to net capital	4.12 to 1

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2002

STATEMENT REGARDING EXEMPTION
FROM RULE 15c3-3

The provisions of Rule 15c3-3 are not applicable to the Company under Rule Section (k)(2)(i). The Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the Company and their customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Administrative Systems, Inc."

ADMINISTRATIVE SYSTEMS, INC.

AS OF DECEMBER 31, 2002

REPORT DESCRIBING ANY MATERIAL INADEQUACIES
FOUND TO EXIST OR FOUND TO HAVE EXISTED
SINCE THE DATE OF THE PREVIOUS AUDIT

Not Applicable

STATUS OF THE REMAINING ITEMS FOUND ON PAGE 2 OF THE
ANNUAL AUDITED REPORT FORM X-17A-5 PART III

(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors	Not Applicable
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3	Not Applicable
(k) A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to the Methods of Consolidation	Not Applicable

ABRAMSON PENDERGAST & COMPANY
A PROFESSIONAL SERVICE CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Administrative Systems, Inc.
Seattle, Washington

In planning and performing our audit of the financial statements and supplementary information of Administrative Systems, Inc. (the Company), for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

3000 NORTHUP WAY, SUITE 200, BELLEVUE, WASHINGTON 98004 (425) 828-9420 FAX (425) 827-6884 E-MAIL apc@apccpa.com
Toll Free 1-800-828-1916 www.execusite.com/apccpa
BKR INTERNATIONAL INDEPENDENT MEMBER – FIRMS IN PRINCIPAL CITIES WORLDWIDE

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and in our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 and 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Abramson Pendergast & Company

Abramson Pendergast & Company
Bellevue, Washington
January 30, 2003